May 11, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FIRST QUARTER NET PROFIT OF $1.3 MILLION

GREAT PANTHER SILVER LIMITED (TSX: GPR; the "Company") is pleased to announce the unaudited financial results for the Company's quarter ending March 31, 2010. The full version of the financial statements and the management discussion and analysis can be viewed on the Company’s web site at www.greatpanther.com or on SEDAR at www.sedar.com.

“We are very pleased to be able to report another all-time record net profit for the first quarter of this year. Excellent results were achieved at our Topia mine, while Guanajuato made a solid start to the year,” said Kaare Foy, the Company’s Executive Chairman.

Q1 2010
Revenue	$7.9 million
Earnings from mining operations(1) (before amortization and depletion)	$3.5 million
Earnings from mining operations (net of amortization and depletion)	$3.2 million
Adjusted EBITDA(2)	$1.9 million
Net income	$1.3 million
Cost per silver ounce (USD)(3)	$6.72
Silver equivalent(4) production	526,949 Ag eq oz
Silver ounces sold	319,196 Ag oz

First Quarter Highlights

  10% increase in total metal production to 526,949 Ag eq oz in the first quarter 2010 from 480,266 Ag eq oz in the first quarter 2009. It includes: 357,131 silver ounces (“Ag oz”), 1,598 gold ounces (“Au oz”), 640,200 lbs of lead, and 760,640 lbs of zinc.

  Record metal production of 211,129 Ag eq oz at Topia, a 25% increase from the first quarter 2009.

  2% increase in metal production to 315,820 Ag eq oz at Guanajuato compared to the first quarter 2009. Plant performance at Guanajuato improved with silver recovery at an all-time high of 86.1%.

  25% increase in revenue for the three months ended March 31, 2010 to $7.9 million compared to $6.3 million for the three months ended March 31, 2009 due to higher metal prices and an increase in payable silver ounces.

  29% decrease in Topia’s first quarter 2010 cash cost per silver ounce, net of by-product credits, to US$5.53 from US$7.76 for the full year 2009. An increase in both payable silver production and the value of by-product credits resulted in a sharp improvement in the cost per ounce for Topia.

  35% increase in earnings from mining operations to $3.5 million in the first quarter 2010 from $2.6 million in the first quarter 2009 primarily due to higher metal prices.

  Net income of $1.3 million for the three months ended March 31, 2010 compared to a net loss of $1.6 million for the same period in 2009.

  98% increase in Adjusted EBITDA to $1.9 million for the three months ended March 31, 2010 from $1.0 million for the three months ended March 31, 2009.

  The Company invested $2.2 million in capital expenditures and $1.1 million in mineral property exploration expenditures during the quarter as it continued the implementation of its three-year growth strategy which commenced during the fourth quarter 2009. The Company plans to invest $13 million in capital expenditures and $6.3 million in mineral property exploration expenditures in 2010.

  New mobile equipment being acquired at both mines is expected to lead to mining efficiencies thereby increasing production by the second half of 2010.

  Exploration drilling programs underway at Guanajuato and Topia and updated resource estimates anticipated for both mines by the fourth quarter of 2010.

Outlook

Great Panther has initiated its strategy to accelerate production and increase resources at both Guanajuato and Topia. The plan forecasts increases in production to 2.6 million Ag eq oz in 2010 and to 3.8 million Ag eq oz by 2012. In the fourth quarter of 2009, the Company successfully raised the financing required to initiate and accelerate this strategy. Accordingly, new equipment has been ordered and is being delivered to the mines, and exploration drill programs have started during the quarter.

Some highlights from the 2010 plan include:

	Guanajuato	Topia	Consolidated
Tonnes milled	174,000	34,500	208,500
Silver ounces	1,300,000	511,000	1,811,000
Gold ounces	8,300	600	8,900
Lead tonnes	-	1,100	1,100
Zinc tonnes	-	1,300	1,300
Silver equivalent ounces	1,820,000	820,000	2,640,000
Silver head grades (grams/tonne)	272	490
Silver recoveries	84%	94%
Production costs per ounce	US$4.50 - US$5.00	US$7.00 - US$7.50	US$5.50 - US$6.00

The Topia operation made a very encouraging start to 2010 with record production and low unit costs of US$5.53 per oz of silver and is well on its way to achieving its targets. At Guanajuato, production was below plan due to a temporary fall in ore grades. Mining plans are being revised for the remainder of the year with the intent to recover the shortfall during the second half of 2010. Grades at Guanajuato have improved through April to bring mine production back to within 4% of its target level for the month.

The cost per ounce of silver is sensitive to mine site operating costs, silver production, the cost of smelting and refining, the relative value of the Mexican peso against the US dollar and the value of by-product credits. The fall in ore grades at Guanajuato is considered to be temporary and management anticipates that unit costs will continue the current downward trend such that the Company remains on course to achieve costs of US$4.00/oz by 2012. Cash flow generated from mining activities will be reinvested in operations for exploration and capital expenditures to increase resources and production. Surplus cash flow will be available for potential acquisitions as the Company continues to grow.

Great Panther’s emphasis will continue to be on maintaining profitability while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production by 20% year-on-year at continually decreasing unit costs.

“We are extremely pleased to see the continued growth in earnings, despite the temporary drop in production in the first quarter,” said Robert Archer, Great Panther’s President & CEO. “The Topia mine continues to excel with its best quarter ever and we are already seeing an improvement in grades at Guanajuato. We are confident that we will see significant growth through the balance of the year.”

Great Panther Silver Limited is one of the fastest growing primary silver producers in Mexico with strong leverage to future rises in the price of silver. The Company owns a 100% interest in two operating mines in Mexico. The Company’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals in Mexico.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

“Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales (excluding amortization and depletion).

(2)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items.

(3)

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

(4)	Silver equivalent ounces in 2010 were established using prices of US$1,000/oz Au, US$16/oz Ag, US$0.80/lb Pb and US$0.80/lb Zn.

GREAT PANTHER SILVER LIMITED
Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	March 31,	December 31,
	2010	2009

Assets

Current assets:
Cash and cash equivalents	$9,250,307	$13,312,091
Marketable securities	24,791	22,754
Amounts receivable	9,857,010	5,539,238
Income taxes recoverable	367,510	342,217
Inventories	2,416,954	1,438,376
Prepaid expenses, deposits and advances	1,721,317	1,585,069
	23,637,889	22,239,745

Mineral properties, plant and equipment	13,457,689	14,934,521

	$37,095,578	$37,174,266

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,087,545	$2,658,024
Current portion of capital lease obligations	848,771	800,761
Current portion of promissory notes	263,519	121,994
Current portion of future income tax liability	919,855	506,222
	6,119,690	4,087,001
Long-term liabilities:
Capital lease obligations	153,696	62,634
Promissory notes	215,607	118,424
Convertible loan notes	3,460,277	3,356,397
Asset retirement obligations	701,035	1,382,091
Future income tax liability	996,510	1,311,609
	11,646,815	10,318,156

Shareholders’ equity:
Share capital	76,895,595	75,910,220
Contributed surplus	10,103,890	10,268,043
Equity component of convertible loan notes	1,563,000	1,563,000
Accumulated other comprehensive loss	(3,582,519)	(22,773)
Deficit	(59,531,203)	(60,862,380)
	25,448,763	26,856,110

	$37,095,578	$37,174,266

GREAT PANTHER SILVER LIMITED
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

	March 31,	March 31,
	2010	2009
		(Revised)
Revenues:
Mineral sales	$7,915,160	$6,274,321
Cost of sales (excluding amortization and depletion)	4,405,233	3,699,865
	3,509,927	2,574,456

Expenses:
Amortization and depletion of mineral properties, plant and equipment	303,758	863,695
Accretion on asset retirement obligation	79,081	63,598
Mineral property exploration expenditures	1,106,682	176,086
General and administrative	1,333,147	1,212,767
Stock-based compensation	-	1,272,409
	2,822,668	3,588,555
	687,259	(1,014,099)

Other income (expenses):
Interest income	20,988	24,670
Interest expense	(208,583)	(323,373)
Foreign exchange gain (loss)	896,777	(180,667)
Gain (loss) on disposal of fixed assets	-	(1,570)
	709,182	(480,940)

Income (loss) before provision for income taxes	1,396,441	(1,495,039)

Provision for income taxes	(65,264)	(95,039)

Income (loss) for the period	1,331,177	(1,590,078)

Other comprehensive income, net of tax:
Unrealized gain (loss) on marketable securities	1,992	16,545

Comprehensive income (loss) for the period	$1,333,169	$(1,573,533)

Earnings (loss) per share
Basic	$0.01	$(0.02)
Diluted	$0.01	$(0.02)

Weighted average number of common shares
Basic	113,350,512	85,469,799
Diluted	115,836,965	85,469,799

GREAT PANTHER SILVER LIMITED
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three months ended March 31, 2010 and 2009

	March 31,	March 31,
	2010	2009
		(Revised)

Cash flows provided by (used in) operating activities:
Income (loss) for the period	$1,331,177	$(1,590,078)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	303,758	863,695
Accretion on asset retirement obligations	79,081	63,598
Stock-based compensation	-	1,272,409
Future income taxes	42,618	95,039
Foreign exchange (gains) losses	37,770	27,137
Interest accretion on convertible note payable	103,880	170,942
Loss (gain) on disposal of capital assets	-	1,570
Shares received for mineral exploration expenditures	-	(1,500)
	1,898,284	902,812

Changes in non-cash operating working capital:
Amounts receivable	(4,317,772)	(1,061,389)
Inventories	(877,002)	(152,603)
Prepaid expenses and deposits	(129,271)	6,670
Accounts payable and accrued liabilities	220,195	777,969
Income taxes	(25,293)	215,886
Net cash provided by (used in) operating activities	(3,230,859)	689,345

Cash flows used in investing activities:
Mineral properties and capital expenditures	(1,487,454)	(179,527)
Net cash used in investing activities	(1,487,454)	(179,527)

Cash flows provided by (used in) financing activities:
Proceeds from exercise of warrants	472,890	-
Proceeds on exercise of options	380,281	-
Repayment of capital lease obligation	(185,531)	(20,129)
Repayment of promissory notes	(19,829)	-
Issuance of shares for cash, net of issue costs	(31,949)	884,549
Net cash provided by financing activities	615,862	864,420

Effect of exchange rate changes on cash and cash equivalents	(40,667)	4,619

Increase (decrease) in cash and cash equivalents	(4,061,784)	1,378,857

Cash and cash equivalents, beginning of period	13,312,091	606,244

Cash and cash equivalents, end of period	$9,250,307	$1,985,101